Item 77h: Change in Control of Registrant

Obtaining Control of Credit Suisse Absolute Return Class A

 As of April 30, 2007, Charles Schwab & Co Inc Special Custody Account for the Exclusive Benefit of Customers ("Shareholder") owned less than 25% of the outstanding shares of the Fund.
As of October 31, 2007, Shareholder owned 95,231.831 shares of the Fund, which represented 77.10% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.

Ceasing Control of Credit Suisse Absolute Return Class A

 As of April 30, 2007, Credit Suisse Asset Management LLC ("Shareholde") owned 5,000 shares of the Fund, which represented 100% of the Fund. As of October 31, 2007, the Shareholder owned 5,000 shares, which represented 4.05% of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.


Obtaining Control of Credit Suisse Absolute Return Class C

 As of April 30, 2007, American Enterprise Investment Svcs FBO 694687001("Shareholder") owned less than 25% of the outstanding shares of the Fund. As of October 31, 2007, Shareholder owned 5,917.160 shares of the Fund, which represented 54.20% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.